Exhibit 99.1

2017 Semi-Annual Report

Second Quarter 2017

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

INTRODUCTION	3

SEMI-ANNUAL REPORT ON OPERATIONS	5

RESULTS OF OPERATIONS	5

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY	17

LIQUIDITY AND CAPITAL RESOURCES	18

RELATED PARTY TRANSACTIONS	21

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2017	21

RISKS AND UNCERTAINTIES	22

2017 U.S. GAAP OUTLOOK	22

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2017	23

Condensed Consolidated Income Statement	24

Condensed Consolidated Statement of Comprehensive Income	25

Condensed Consolidated Statement of Financial Position	26

Condensed Consolidated Statement of Cash Flows	28

Condensed Consolidated Statement of Changes in Equity	29

Notes	30

RESPONSIBILITY STATEMENT	61

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €18,386,064.05 (as of June 30, 2017)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents	1

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS	INDEPENDENT AUDITOR Ernst & Young Accountants LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker(2)(**)

Mina Gerowin(2)(**)

Suzanne Heywood(2)(3)

Léo W. Houle(2)(3)(*)

Peter Kalantzis(1)(3)(**)

John Lanaway(1)(**)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)(**)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee
(*)	Independent Director and Senior Non-Executive Director
(**)	Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of “Brexit”, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results, is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS, and in its annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. We undertake no obligation to update or revise publicly our outlook or forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor	2

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

Financial information included in this Semi-Annual Report has been prepared in accordance with EU-IFRS. This Semi-Annual Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

•	Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

•	Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

•	Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•	Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

•	Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA – United States, Canada and Mexico;

•	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM – Central and South America, and the Caribbean Islands; and

•	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

This Semi-Annual Report is unaudited.

Introduction	3

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

•	Trading Profit under EU-IFRS: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

•	Operating Profit under EU-IFRS: is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Operating Profit under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	4

SEMI-ANNUAL REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016

Consolidated Results of Operations(*)

	Three Months Ended June 30, 2017			Three Months Ended June 30, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	7,094	6,717	503	6,886	6,506	495
Cost of sales	5,778	5,568	336	5,606	5,387	334
Selling, general and administrative costs	558	517	41	559	517	42
Research and development costs	255	255	—	245	245	—
Other income/(expenses)	(17)	(13)	(4)	(22)	(21)	(1)
TRADING PROFIT/(LOSS)	486	364	122	454	336	118
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	10	9	1	10	9	1
Other unusual income/(expenses)(1)	—	—	—	(50)	(50)	—
OPERATING PROFIT/(LOSS)	476	355	121	394	277	117
Financial income/(expenses)(2)	(151)	(151)	—	(149)	(149)	—
Result from investments(3)	29	22	7	(17)	(24)	7
PROFIT/(LOSS) BEFORE TAXES	354	226	128	228	104	124
Income tax (expense)	(120)	(81)	(39)	(105)	(58)	(47)
PROFIT/(LOSS) FOR THE PERIOD	234	145	89	123	46	77
Result from intersegment investments(**)	—	89	—	—	77	—
PROFIT/(LOSS) FOR THE PERIOD	234	234	89	123	123	77

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the three months ended June 30, 2016, Other unusual income/(expenses) included a non-recurring charge of $49 million related to the European Commission settlement.
(2)	In the three months ended June 30, 2017, Financial income/(expenses) includes a charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.
(3)	In the three months ended June 30, 2016, Result from investments included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Semi–Annual Report on Operations	5

Net revenues

We recorded net revenues of $7,094 million for the second quarter of 2017, an increase of 3.0% (up 4.2% on a constant currency basis) compared to the second quarter of 2016. Net revenues of Industrial Activities were $6,717 million in the second quarter of 2017, a 3.2% increase (up 4.5% on a constant currency basis) compared to the second quarter of 2016, driven by strengthening agricultural equipment demand in LATAM and positive developments in APAC markets across all segments.

Cost of sales

Cost of sales were $5,778 million during the second quarter of 2017 compared with $5,606 million during the second quarter of 2016. The increase of 3.1% was driven by the increase in revenues. As a percentage of net revenues, cost of sales was 81.4% in the second quarter of 2017 and 2016.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $558 million during the second quarter of 2017 (7.9% of net revenues), flat compared to the second quarter of 2016 (8.1% of net revenues).

Research and development costs

For the three months ended June 30, 2017, research and development (“R&D”) costs were $255 million ($245 million in the second quarter of 2016) and included all the research and development costs not recognized as assets amounting to $137 million ($120 million in the second quarter of 2016) and the amortization of capitalized development costs of $118 million ($125 million in the second quarter of 2016). During the period, CNH Industrial capitalized new development costs of $96 million ($111 million in the second quarter of 2016). The R&D costs in both periods were primarily attributable to continued investment in new products.

Other income/(expenses)

Other expenses were $17 million for the second quarter of 2017 ($22 million in the second quarter of 2016).

Restructuring costs

Restructuring costs were $10 million for the second quarter of 2017 and 2016. The costs in the second quarter of 2017 were primarily attributable to actions in Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014. The costs in the second quarter of 2016 were mainly the result of efficiency program actions in Commercial Vehicles and Agricultural Equipment.

Other unusual income/(expenses)

Other unusual income/(expenses) was zero for the second quarter of 2017 compared to Other unusual expenses of $50 million for the second quarter of 2016, which included the non-recurring charge of $49 million due to the European Commission settlement. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies” to the Semi-Annual Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $151 million during the second quarter of 2017 compared to $149 million for the second quarter of 2016. In the second quarter of 2017, net financial expenses includes a non-recurring charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017 (the “2017 Notes”). Excluding the impact of this charge, net financial expenses decreased as a result of lower interest rates mainly due to the repurchases of $864 million aggregate principal amount of the 2017 Notes in 2016, which were replaced with lower rate notes, as well as a lower average indebtedness.

Result from investments

Result from investments was a net gain of $29 million and a net loss of $17 million for the second quarter of 2017 and 2016, respectively. The second quarter of 2016 included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Income tax (expense)

	Three Months Ended June 30,
($ million)	2017	2016
Profit before taxes	354	228
Income tax (expense)	(120)	(105)

Effective tax rate	33.9%	46.1%

Semi–Annual Report on Operations	6

Income tax expense totaled $120 million in the quarter compared to $105 million in the second quarter of 2016. The effective tax rate was 33.9% in the second quarter of 2017. Excluding the impact of restructuring in both periods, the charge to redeem the 2017 Notes in 2017, the non-tax deductible charge for the European Commission settlement and the negative impact incurred by Naveco Ltd. due to its exit from a line of business in 2016, the effective tax rate was 34% and 33% in the second quarter of 2017 and 2016, respectively.

Profit/(loss) for the period

Net profit was $234 million in the second quarter of 2017 compared to a net profit of $123 million in the second quarter of 2016.

Industrial Activities Performance

The following tables show net revenues and trading profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended June 30,
($ million)	2017	2016	% change	% change excl. FX
Agricultural Equipment	2,893	2,808	3.0	3.3
Construction Equipment	676	595	13.6	13.5
Commercial Vehicles	2,636	2,649	-0.5	1.7
Powertrain	1,137	1,025	10.9	13.7
Eliminations and Other	(625)	(571)	n.m.	n.m.

Total Net revenues of Industrial Activities	6,717	6,506	3.2	4.5

Financial Services	503	495	1.6	1.4
Eliminations and Other	(126)	(115)	n.m.	n.m.

Total Net revenues	7,094	6,886	3.0	4.2

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended June 30,
($ million)	2017	2016	Change
Agricultural Equipment	238	228	10
Construction Equipment	—	(3)	3
Commercial Vehicles	67	78	-11
Powertrain	93	64	29
Eliminations and Other	(34)	(31)	-3

Total Trading profit of Industrial Activities	364	336	28

Financial Services	122	118	4
Eliminations and Other	—	—	—

Total Trading profit	486	454	32

Net revenues of Industrial Activities were $6,717 million during the second quarter of 2017, a 3.2% increase (up 4.5% on a constant currency basis) compared to the second quarter of 2016, driven by strengthening agricultural equipment demand in LATAM and positive developments in APAC markets across all segments.

Trading profit of Industrial Activities was $364 million in the second quarter of 2017, a $28 million increase compared to the second quarter of 2016, with a trading margin of 5.4%, up 0.2 percentage points (“p.p.”) compared to the second quarter of 2016, as a result of a solid performance in all segments.

Semi–Annual Report on Operations	7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues by geographic region for the three months ended June 30, 2017 compared to the three months ended June 30, 2016:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	948	991	-4.3
EMEA	1,180	1,149	2.7
LATAM	358	277	29.2
APAC	407	391	4.1

Total	2,893	2,808	3.0

Net revenues of Agricultural Equipment were $2,893 million for the second quarter of 2017, an increase of 3.0% (up 3.3% on a constant currency basis) compared to the second quarter of 2016. The increase in net revenues was primarily the result of a strong rebound in demand in LATAM. Net revenues increased in APAC, mainly driven by favorable volume in Australia, and in the EMEA region. Net revenues, as forecast, were down in NAFTA due to unfavorable industry volume in the small grain and hay & forage product lines.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor market was down 6%, while demand for combines was up 7%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 8%. In LATAM, tractor and combine markets increased 24% and 17%, respectively. EMEA markets were down 3% for tractors and up 6% for combines. APAC markets increased 1% for tractors and 97% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors and down 7 p.p. for combines, mainly due to an increase in the small combine market in China in which we do not compete. The worldwide market share performance for combine markets in which we compete was down 1 p.p. In the second quarter of 2017, Agricultural Equipment’s worldwide unit production was 7% above retail sales, mainly in support of the expected seasonal increase in demand in Brazil, Argentina, and from dairy and livestock customers. Production of NAFTA tractors and combines was 9% and 6% below retail sales, respectively.

Trading profit

Agricultural Equipment’s trading profit was $238 million for the second quarter of 2017 compared to $228 million for the second quarter of 2016, with a trading margin of 8.2% (up 0.1 p.p. compared to the second quarter of 2016). The increase was due to favorable volume in LATAM, improved fixed cost absorption, and disciplined net price realization across all regions, partially offset by negative volume and mix in NAFTA.

Semi–Annual Report on Operations	8

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues by geographic region for the three months ended June 30, 2017 compared to the three months ended June 30, 2016:

Construction Equipment Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	364	320	13.8
EMEA	136	138	-1.4
LATAM	70	68	2.9
APAC	106	69	53.6

Total	676	595	13.6

Net revenues of Construction Equipment were $676 million during the three months ended June 30, 2017, an increase of 13.6% compared to the second quarter of 2016 (up 13.5% on a constant currency basis), as a result of a strengthening of NAFTA and APAC markets.

In the second quarter of 2017, Construction Equipment’s worldwide heavy industry sales were up 35%, and light industry sales were up 12% compared to the second quarter of 2016. Both industry light and heavy equipment sales increased in all regions. Construction Equipment’s worldwide market share was substantially flat to slightly down across the portfolio compared to the prior year period, driven by LATAM share loss.

Construction Equipment’s worldwide production levels were 8% above retail sales in the quarter to support the seasonal increase expected in NAFTA and EMEA. Second quarter production was 4% higher than the previous year to balance channel inventory with current demand conditions.

Trading profit/(loss)

Construction Equipment reported breakeven trading profit for the second quarter of 2017, compared to a trading loss of $3 million for the second quarter of 2016 (trading margin up 0.5 p.p. compared to the second quarter of 2016). The favorable volume trend was offset by foreign exchange impact on product cost. Net pricing was stable across the major markets.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues by geographic region for the three months ended June 30, 2017 compared to the three months ended June 30, 2016:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	3	13	n.m.
EMEA	2,162	2,279	-5.1
LATAM	203	171	18.7
APAC	268	186	44.1

Total	2,636	2,649	-0.5

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,636 million for the three months ended June 30, 2017, a decline of 0.5% (up 1.7% on a constant currency basis) compared to the second quarter of 2016. Higher volumes in APAC and LATAM were more than offset by lower truck and bus volume in EMEA, mainly due to the 2016 Euro VI pre-buy effect in the light vehicle range.

During the second quarter of 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 1% compared to 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 3%, the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 1%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 10% compared to the second quarter of 2016, primarily due to an increase of 63% in Argentina, while Brazil decreased by 6%. In APAC, registrations grew by 5%.

Semi–Annual Report on Operations	9

In the second quarter of 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.6%, substantially flat compared to the second quarter of 2016. Our market share in LATAM was 11.9%, up 0.5 p.p. compared to the second quarter of 2016.

Commercial Vehicles delivered approximately 40,600 vehicles (including buses and specialty vehicles) in the quarter, representing a 3% decrease compared to the second quarter of 2016. Volumes increased 7% in the M&H truck segment, while volumes in the LCV segment were down 7%. Commercial Vehicles’ deliveries decreased 6% in EMEA but increased in LATAM and APAC by 22% and 12%, respectively.

Commercial Vehicles’ second quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.94, a decrease of 1% compared with the second quarter of 2016. In 2017, truck order intake in Europe decreased 6% compared to the second quarter of 2016 with a 13% decrease in M&H and a 3% decrease in LCV.

Trading profit/(loss)

Commercial Vehicles reported trading profit was $67 million for the second quarter of 2017 compared to $78 million for the second quarter of 2016, with a trading margin of 2.5% (down 0.4 p.p. compared to the second quarter of 2016). The decrease was primarily due to lower volume and unfavorable mix in EMEA, partially offset by manufacturing efficiencies and material cost reductions.

Powertrain

Net revenues

Powertrain net revenues were $1,137 million for the second quarter of 2017, an increase of 10.9% compared to the second quarter of 2016 (up 13.7% on a constant currency basis), as a result of higher volumes. Sales to external customers accounted for 47% of total net sales compared to 46% in the second quarter of 2016.

During the second quarter of 2017, Powertrain sold approximately 159,900 engines, an increase of 9% compared to the second quarter of 2016. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 19,700 transmissions, a decrease of 13% compared to the second quarter of 2016, and 54,100 axles, a slight decrease compared to the second quarter of 2016.

Trading profit

During the second quarter of 2017, Powertrain’s trading profit was $93 million, up $29 million compared to the second quarter of 2016, with a trading margin of 8.2%, up 2.0 p.p. compared to the second quarter of 2016, as a result of higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $503 million for the three months ended June 30, 2017, an increase of 1.6% (up 1.4% on a constant currency basis) compared to the second quarter of 2016, due to increased sales of equipment formerly on operating leases.

Net income

Net income of Financial Services was $89 million for the second quarter of 2017 compared to $77 million for the second quarter of 2016, as a result of lower provisions for credit losses partially offset by reduced interest spreads.

Retail loan originations in the quarter (including unconsolidated joint ventures) were $2.3 billion, flat compared to the second quarter of 2016. The managed portfolio (including unconsolidated joint ventures) was $25.6 billion as of June 30, 2017 (of which retail was 63% and wholesale 37%), up $0.3 billion compared to June 30, 2016.

Semi–Annual Report on Operations	10

Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016

Consolidated Results of Operations(*)

	Six Months Ended June 30, 2017			Six Months Ended June 30, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	12,923	12,152	1,017	12,361	11,636	950
Cost of sales	10,636	10,193	689	10,142	9,748	619
Selling, general and administrative costs	1,074	992	82	1,073	991	82
Research and development costs	495	495	—	470	470	—
Other income/(expenses)	(40)	(36)	(4)	(38)	(34)	(4)
TRADING PROFIT/(LOSS)	678	436	242	638	393	245
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	23	21	2	25	24	1
Other unusual income/(expenses)(1)	8	8	—	(554)	(554)	—
OPERATING PROFIT/(LOSS)	663	423	240	59	(185)	244
Financial income/(expenses)(2)	(292)	(292)	—	(305)	(305)	—
Result from investments(3)	48	35	13	(19)	(32)	13
PROFIT/(LOSS) BEFORE TAXES	419	166	253	(265)	(522)	257
Income tax (expense)	(162)	(85)	(77)	(142)	(52)	(90)
PROFIT/(LOSS) FOR THE PERIOD	257	81	176	(407)	(574)	167
Result from intersegment investments(**)	—	176	—	—	167	—
PROFIT/(LOSS) FOR THE PERIOD	257	257	176	(407)	(407)	167

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the six months ended June 30, 2016, Other unusual income/(expenses) included a non-recurring charge of $551 million related to the European Commission settlement.
(2)	In the six months ended June 30, 2017, Financial income/(expenses) includes a charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.
(3)	In the six months ended June 30, 2016, Result from investments included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Semi–Annual Report on Operations	11

Net revenues

We recorded net revenues of $12,923 million for the six months ended June 30, 2017, up 4.5% (up 5.3% on a constant currency basis) compared to the same period of 2016. Net revenues of Industrial Activities were $12,152 million for the six months ended June 30, 2017, a 4.4% increase (up 5.4% on a constant currency basis) compared to the prior year. Net revenues of Industrial Activities increased in all segments.

Cost of sales

Cost of sales were $10,636 million for the six months ended June 30, 2017 compared with $10,142 million for the six months ended June 30, 2016. The increase of 4.9% was largely driven by the increase in net revenues. As a percentage of net revenues, cost of sales was 82.3% and 82.0% in the six months ended June 30, 2017 and 2016, respectively.

Selling, general and administrative costs

SG&A costs amounted to $1,074 million for the six months ended June 30, 2017 (8.3% of net revenues), flat compared to the first half of 2016.

Research and development costs

In the six months ended June 30, 2017, R&D costs were $495 million ($470 million in the first half of 2016) and included all the research and development costs not recognized as assets amounting to $261 million ($225 million in the first half of 2016) and the amortization of capitalized development costs of $234 million ($245 million in the first half of 2016). During the period, CNH Industrial capitalized new development costs of $170 million ($191 million in the first half of 2016). The R&D costs in both periods were primarily attributable to continued investment in new products.

Other income/(expenses)

Other expenses were $40 million for the six months ended June 30, 2017 ($38 million in the first half of 2016).

Restructuring costs

Restructuring costs for the six months ended June 30, 2017 were $23 million compared to $25 million for the same period in 2016. The costs in the first half of 2017 were primarily attributable to actions in Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014. The restructuring costs in the first half of 2016 were mainly the result of efficiency program actions in Commercial Vehicles and Agricultural Equipment.

Other unusual income/(expenses)

Other unusual income was $8 million for the first half of 2017 compared to Other unusual expenses of $554 million for the first half of 2016 which included a non-recurring charge of $551 million due to the European Commission settlement. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies” to the Semi-Annual Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $292 million for the first half of 2017 compared to $305 million in the first half of 2016. In the first half of 2017, net financial expenses includes a non-recurring charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of the 2017 Notes. Excluding the impact of this charge, net financial expenses decreased by $30 million as a result of lower interest rates mainly due to the repurchases of $864 million aggregate principal amount of the 2017 Notes in 2016, which were replaced with lower rate notes, as well as a lower average indebtedness.

Result from investments

Result from investments was a net gain of $48 million and a net loss of $19 million for the six months ended June 30, 2017 and 2016, respectively. The six months ended June 30, 2016 included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Income tax (expense)

	Six Months Ended June 30,
($ million)	2017	2016
Profit before taxes	419	(265)
Income tax (expense)	(162)	(142)

Effective tax rate	38.7%	(53.6%)

Income tax expense totaled $162 million in the first half of 2017 compared to $142 million for the same period in 2016. The effective tax rate was 38.7% in the six months ended June 30, 2017 and was impacted by restructuring costs and

Semi–Annual Report on Operations	12

the non-recurring charge related to early redemption of the 2017 Notes. The effective tax rate was -53.6% in the six months ended June 30, 2016 and was impacted by restructuring costs, the non-tax deductible charge of $551 million for the European Commission settlement, as well as by the negative impact incurred by Naveco Ltd. due to its exit from a line of business. Excluding the impact of restructuring and the non-recurring charges in both periods, the effective tax rate was 38% and 42% in the first half of 2017 and 2016, respectively, and was impacted by unbenefited losses in certain jurisdictions.

Profit/(loss) for the period

Net profit was $257 million in the first half of 2017, a $664 million increase compared to a net loss of $407 million in the same period of 2016 which included a non-tax deductible charge of $551 million resulting from the European Commission settlement.

Industrial Activities Performance

The following tables show net revenues and trading profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Six Months Ended June 30,
($ million)	2017	2016	% change	% change excl. FX
Agricultural Equipment	5,239	4,932	6.2	5.6
Construction Equipment	1,199	1,131	6.0	5.8
Commercial Vehicles	4,778	4,746	0.7	3.0
Powertrain	2,139	1,909	12.0	15.1
Eliminations and Other	(1,203)	(1,082)	n.m.	n.m.

Total Net revenues of Industrial Activities	12,152	11,636	4.4	5.4

Financial Services	1,017	950	7.1	5.8
Eliminations and Other	(246)	(225)	n.m.	n.m.

Total Net revenues	12,923	12,361	4.5	5.3

n.m. - not meaningful.

Trading profit/(loss):

	Six Months Ended June 30,
($ million)	2017	2016	Change
Agricultural Equipment	309	247	62
Construction Equipment	(42)	(9)	-33
Commercial Vehicles	64	93	-29
Powertrain	160	110	50
Eliminations and Other	(55)	(48)	-7

Total Trading profit of Industrial Activities	436	393	43

Financial Services	242	245	-3
Eliminations and Other	—	—	—

Total Trading profit	678	638	40

Net revenues of Industrial Activities were $12,152 million for the six months ended June 30, 2017, up 4.4% (up 5.4% on a constant currency basis) compared to the same period in 2016. Net revenues of Industrial Activities increased in all segments.

Trading profit of Industrial Activities was $436 million for the six months ended June 30, 2017, a $43 million increase compared to the first half of 2016, with a trading margin of 3.6%, up 0.2 p.p. compared to the prior year period. Trading profit of Industrial Activities was primarily impacted by the positive performance of Agricultural Equipment and Powertrain, partially offset by decreases in Construction Equipment and Commercial Vehicles.

Semi–Annual Report on Operations	13

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues by geographic region for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

Agricultural Equipment Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	1,715	1,761	-2.6
EMEA	2,013	1,999	0.7
LATAM	739	505	46.3
APAC	772	667	15.7

Total	5,239	4,932	6.2

Net revenues of Agricultural Equipment were $5,239 million for the first half of 2017, up 6.2% (up 5.6% on a constant currency basis) compared to the same period of 2016. The increase was mainly due to a rebound in demand in LATAM, primarily in the Argentinian and Brazilian markets. Net sales increased in APAC mainly driven by favorable volume in Australia. Net revenues were flat in EMEA and down in NAFTA due to unfavorable industry volume in the small grain, cash crop tractors, and hay & forage product lines.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 8%, while demand for combines was up 2%. Smaller hp tractors in NAFTA had positive demand, with the under 140 hp segment up 8%. In LATAM, tractor and combines markets increased 34% and 27%, respectively. EMEA markets were down 1% for tractors and 2% for combines. APAC markets increased 2% for tractors and 91% for combines.

Agricultural Equipment’s worldwide market share performance was slightly up for tractors and down 5.0 p.p. for combines.

Trading profit

Agricultural Equipment’s trading profit was $309 million for the first half of 2017 compared to $247 million for the same period in 2016, with a trading margin of 5.9% (5.0% in the first half of 2016). The increase was the result of revenue growth in LATAM and APAC as well as improved fixed cost absorption and disciplined net price realization.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues by geographic region for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

Construction Equipment Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	644	604	6.6
EMEA	236	254	-7.1
LATAM	127	118	7.6
APAC	192	155	23.9

Total	1,199	1,131	6.0

Net revenues of Construction Equipment were $1,199 million for the six months ended June 30, 2017, up of 6.0% compared to the same period in 2016 (up 5.8% on a constant currency basis), due to positive volume and mix primarily in NAFTA and APAC.

Semi–Annual Report on Operations	14

In the first half of 2017, Construction Equipment’s worldwide heavy industry sales were up 28% and light industry sales were up 14% compared to prior year. Industry light and heavy equipment sales increased in all regions.

Construction Equipment’s worldwide market share was substantially flat to slightly down across the portfolio compared to the prior year period.

Trading profit/(loss)

Construction Equipment reported a trading loss of $42 million for the first half of 2017 compared to a trading loss of $9 million for the same period in 2016, mainly as a result of pricing pressure in the first quarter of 2017 primarily in NAFTA, as well as an unfavorable foreign exchange impact on product cost. Trading margin decreased 2.7 p.p. to (3.5)%. Results were impacted by a planned slower production schedule in the first quarter to maintain appropriate levels of inventory. Net pricing was stable across all major markets in the second quarter.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues by geographic region for the six months ended June 30, 2017 compared to the six months ended June 30, 2016:

Commercial Vehicles Net revenues – by geographic region:

	Six Months Ended June 30,
($ million)	2017	2016	% change
NAFTA	8	28	n.m.
EMEA	3,975	4,086	-2.7
LATAM	366	310	18.1
APAC	429	322	33.2

Total	4,778	4,746	0.7

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $4,778 million during the six months ended June 30, 2017, up 0.7% (up 3.0% on a constant currency basis) compared to the same period in 2016. Higher volumes in APAC and LATAM were offset by lower truck and bus volume in EMEA, mainly due to the 2016 Euro VI pre-buy effect in the light vehicle range.

During the first half of 2017, the European truck market (GVW >3.5 tons), excluding U.K. and Ireland, was up 4% compared to 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 5%, the Medium & Heavy (“M&H”) truck market (GVW >7.5 tons) increased 2%. In LATAM, new truck registrations (GVW >3.5 tons) increased 5% compared to the first half of 2016, with a 13% decrease in Brazil, while Argentina increased 69%. The LCV and M&H truck markets increased 12% and 2%, respectively. In APAC, registrations increased 6%.

In the first half of 2017, our market share in the European truck market (GVW >3.5 tons), excluding U.K. and Ireland, was 12.4%, substantially flat compared with the first half of 2016. Our market share in LATAM was 11.9%, down 0.4 p.p. compared to the first half of 2016.

Commercial Vehicles delivered approximately 72,700 vehicles (including buses and specialty vehicles) in the first half of the year, representing a 0.4% decrease compared to the first half of 2016. Volumes were higher in the M&H truck segment, up 7%, while volumes in the LCV segment were down 4%. Commercial Vehicles’ deliveries decreased 3% in EMEA, but increased in LATAM and APAC by 27% and 6%, respectively.

Trading profit/(loss)

Commercial Vehicles reported trading profit of $64 million for the six months ended June 30, 2017 (trading margin of 1.3%). This represents a $29 million decrease compared to the first half of 2016. The decrease was primarily due to lower volume and unfavorable mix in EMEA, partially offset by higher volume in LATAM and APAC.

Semi–Annual Report on Operations	15

Powertrain

Net revenues

Powertrain’s net revenues were $2,139 million for the first six months ended June 30, 2017, an increase of 12.0% (up 15.1% on a constant currency basis) compared to the same period in 2016. The increase was primarily attributable to higher volumes to third parties. Sales to external customers accounted for 46% of total net revenues compared to 45% in 2016.

During the first half of 2017, Powertrain sold approximately 307,500 engines, an increase of 12% compared to 2016. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 38,300 transmissions and 104,900 axles, a decrease of 9% and 1%, respectively, compared to the first half of 2016.

Trading profit

For the first half of 2017, Powertrain’s trading profit was $160 million, up $50 million compared to the same period in 2016, with a trading margin of 7.5% (up 1.7 p.p. compared to the first half of 2016). The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $1,017 million for the six months ended June 30, 2017, an increase of 7.1% compared to the same period in 2016 (up 5.8% on a constant currency basis), primarily due to increased sales of equipment formerly on operating leases partially offset by a lower average portfolio.

Net income

Net income of Financial Services was $176 million for the first half of 2017 compared to $167 million for the first half of 2016. The increase was mainly due to lower provisions for credit losses and the positive impact of currency translation, partially offset by reduced interest spreads.

Retail loan originations in the first half (including unconsolidated joint ventures) were $4.2 billion, flat compared to the first half of 2016. The managed portfolio (including unconsolidated joint ventures) of $25.6 billion as of June 30, 2017 (of which retail was 63% and wholesale 37%) was up $0.8 billion compared to December 31, 2016 (flat on a constant currency basis).

Semi–Annual Report on Operations	16

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At June 30, 2017			At December 31, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,578	5,435	143	5,504	5,361	143
Goodwill	2,474	2,344	130	2,459	2,330	129
Other intangible assets	3,104	3,091	13	3,045	3,031	14
Property, plant and equipment	6,636	6,634	2	6,278	6,276	2
Investments and other financial assets	597	3,048	181	554	2,926	153
Leased assets	1,928	31	1,897	1,907	17	1,890
Defined benefit plan assets	5	5	—	5	4	1
Deferred tax assets	994	1,155	203	959	1,032	187

Total Non-current assets	15,738	16,308	2,426	15,207	15,616	2,376

Inventories	7,127	6,929	198	5,732	5,519	213
Trade receivables	656	626	54	623	596	58
Receivables from financing activities	18,939	1,376	19,704	18,662	1,598	19,551
Current taxes receivables	258	342	9	430	409	38
Other current assets	1,474	1,279	303	1,209	1,002	328
Current financial assets:	88	83	16	95	98	8
Current securities	—	—	—	—	—	—
Other financial assets	88	83	16	95	98	8
Cash and cash equivalents	5,291	4,091	1,200	5,854	4,649	1,205

Total Current assets	33,833	14,726	21,484	32,605	13,871	21,401

Assets held for sale	27	22	5	22	12	10

TOTAL ASSETS	49,598	31,056	23,915	47,834	29,499	23,787

EQUITY AND LIABILITIES
Equity	6,711	6,711	2,631	6,634	6,634	2,526
Provisions:	5,972	5,914	58	5,687	5,627	60
Employee benefits	2,522	2,494	28	2,532	2,500	32
Other provisions	3,450	3,420	30	3,155	3,127	28
Debt:	25,586	7,537	20,190	25,434	7,815	20,106
Asset-backed financing	11,462	8	11,454	11,784	8	11,776
Other debt	14,124	7,529	8,736	13,650	7,807	8,330
Other financial liabilities	94	91	14	249	239	21
Trade payables	6,129	6,020	137	5,185	5,042	180
Current taxes payables	90	124	58	229	163	82
Deferred tax liabilities	162	220	307	188	139	310
Other current liabilities	4,854	4,439	520	4,228	3,840	502
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	42,887	24,345	21,284	41,200	22,865	21,261

TOTAL EQUITY AND LIABILITIES	49,598	31,056	23,915	47,834	29,499	23,787

Semi–Annual Report on Operations	17

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017			2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,854	4,649	1,205	6,311	4,566	1,745
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	257	257	176	(407)	(407)	167
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	585	582	3	599	596	3
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	(4)	(206)	26	103	(113)	49
Loss on repurchase/early redemption of Notes	17	17	—	—	—	—
Dividends received	35	205	—	57	216	—
Change in provisions	(13)	(9)	(4)	459	466	(7)
Change in deferred income taxes	(77)	(65)	(12)	32	22	10
Change in items due to buy-back commitments(1)	21	(13)	34	84	53	31
Change in operating lease items(2)	10	(12)	22	(49)	(3)	(46)
Change in working capital	(415)	(410)	(5)	(559)	(622)	63

TOTAL	416	346	240	319	208	270

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(335)	(335)	—	(363)	(363)	—
Consolidated subsidiaries and other equity investments	(4)	(33)	—	5	5	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	2	3	(1)	8	8	—
Net change in receivables from financing activities	176	69	107	399	21	378
Change in current securities	—	—	—	16	12	4
Other changes	(105)	(149)	44	(144)	(142)	(2)

TOTAL	(266)	(445)	150	(79)	(459)	380

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(770)	(498)	(272)	(616)	190	(806)
Capital increase	11	11	29	—	—	—
Dividends paid	(165)	(165)	(170)	(204)	(204)	(159)
Purchase of treasury shares	(16)	(16)	—	(14)	(14)	—
Purchase of ownership interests in subsidiaries	—	—	—	(44)	(44)	—

TOTAL	(940)	(668)	(413)	(878)	(72)	(965)

Translation exchange differences	227	209	18	143	87	56

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(563)	(558)	(5)	(495)	(236)	(259)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	5,291	4,091	1,200	5,816	4,330	1,486

(1)	Cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(2)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Semi–Annual Report on Operations	18

During the six months ended June 30, 2017, consolidated cash and cash equivalents decreased by $563 million, reflecting the decrease of $558 million in cash and cash equivalents of Industrial Activities.

Cash flows of Industrial Activities

Net cash provided by operating activities was $346 million in the first half of 2017 compared to $208 million provided in the first half of 2016. The increase was primarily due to lower working capital absorption.

Net cash used in investing activities was $445 million in the first half of 2017 compared to $459 million used in the first half of 2016. The decreased cash usage was primarily due to lower capital expenditures for property, plant and equipment.

Net cash used in financing activities was $668 million in the first half of 2017 compared to $72 million used in the first half of 2016. The increased cash usage was primarily due to the early redemption of all the outstanding $636 million aggregate principal amount of the 2017 Notes.

Cash flows of Financial Services

Net cash provided by operating activities was $240 million in the first half of 2017 compared to $270 million provided in the first half of 2016.

Net cash provided by investing activities was $150 million in the first half of 2017 compared to $380 million in the first half of 2016, primarily due to a decrease in net change in receivables from financing activities.

Net cash used in financing activities was $413 million in the first half of 2017 compared to $965 million in the first half of 2016. The decrease in cash usage was primarily due to lower net repayment of debt.

Consolidated Debt

As of June 30, 2017 and December 31, 2016, our consolidated Debt was as detailed in the table below:

	At June 30, 2017			At December 31, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	25,586	7,537	20,190	25,434	7,815	20,106

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Semi–Annual Report on Operations	19

The calculation of Net Debt as of June 30, 2017 and December 31, 2016 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At June 30, 2017			At December 31, 2016
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	25,586	6,718	18,868	25,434	6,813	18,621
Intersegment notes payable	—	819	1,322	—	1,002	1,485

Total Debt(1)	25,586	7,537	20,190	25,434	7,815	20,106

Less:
Cash and cash equivalents	5,291	4,091	1,200	5,854	4,649	1,205
Intersegment financial receivables	—	1,322	819	—	1,485	1,002
Other financial assets(2)	88	83	16	95	98	8
Other financial liabilities(2)	(94)	(91)	(14)	(249)	(239)	(21)

Net Debt (Cash)(3)	20,301	2,132	18,169	19,734	1,822	17,912

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $819 million and $1,002 million at June 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,322 million and $1,485 million at June 30, 2017 and December 31, 2016, respectively.
(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.
(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $503 million and $483 million as of June 30, 2017 and December 31, 2016, respectively.

The increase in Net Debt at June, 2017, compared to December 31, 2016, mainly reflects the annual dividend payment of $161 million to shareholders and a negative foreign exchange impact on euro denominated debt, partially offset by the seasonal cash generation from operating activities.

The following table shows the change in Net Debt of Industrial Activities for the six months ended June 30, 2017:

($ million)	Six months ended June 30, 2017
Net industrial (debt)/cash at beginning of period	(1,822)
Profit/(loss) for the period	257
Add back cost of repurchase/early redemption of 2017 Notes(1)	17
Amortization and depreciation(2)	582
Changes in provisions and similar(3)	(100)
Change in working capital	(410)
Investments in property, plant and equipment, and intangible assets(2)	(335)
Other changes	76
Net industrial cash flow	87
Capital increases and dividends(4)	(170)
Currency translation differences and other(5)	(227)

Change in Net industrial debt	(310)

Net industrial (debt)/cash at end of period	(2,132)

(1)	Add back item to be excluded from the calculation of net industrial cash flow.
(2)	Excludes assets sold under buy-back commitments and assets under operating leases.
(3)	Includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.
(4)	Includes share buy-back transactions.
(5)	Includes the charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.0 billion at June 30, 2017 ($2.9 billion at December 31, 2016).

Semi–Annual Report on Operations	20

RELATED PARTY TRANSACTIONS

See Note 30 “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2017

In April 2017, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., issued at par $500 million in aggregate principal amount of 4.375% Notes due 2022. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on April 5 and October 5 of each year, beginning on October 5, 2017, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on April 5, 2022.

On April 14, 2017, at the annual general meeting (the “AGM”), CNH Industrial N.V. shareholders approved the 2016 EU Annual Report (including the Company’s 2016 statutory financial statements) and a dividend of €0.11 per common share. The cash dividend was declared in euro and paid on May 2, 2017 for a total amount of $161 million (€150 million). Shareholders who at the record date held common shares traded on the NYSE received the dividend in U.S. dollars in the amount of $0.118195 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 20, 2017. CNH Industrial’s shareholders also renewed authorization for the Board to repurchase up to a maximum of 10% of the Company’s issued common shares on April 14, 2017. Also, shareholders approved amending CNH Industrial’s non-executive Directors’ Compensation Plan and remuneration policy to provide that all compensation paid to non-executive directors be paid only in cash.

In May 2017, CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V., issued €500 million in principal amount of 1.375% notes due May 2022, with an issue price of 99.335% of the principal amount. The notes have been issued under the Euro Medium Term Note Programme guaranteed by CNH Industrial N.V. and have been admitted to listing on the Irish Stock Exchange.

In June 2017, Case New Holland Industrial Inc., a wholly owned subsidiary of CNH Industrial N.V., redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017. Cash used for the redemption was approximately $656 million, which included the aggregate principal amount of the notes being redeemed plus a “make-whole” premium.

In June 2017, CNH Industrial N.V. advised its intention to renew its share buyback program (the “Program”). The Program will involve the repurchase from time to time of up to $300 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 13, 2018 and will be funded by the Company’s liquidity. The Program implements the resolution adopted by shareholders at the AGM. The purchases will be carried out on the Italian Stock Exchange (MTA), in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA minus 10% (minimum price). The actual timing, number and value of common shares repurchased under the Program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Program does not oblige the Company to repurchase any common shares under the authorization, and the Program may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations. The Program replaces any previous common shares buyback program.

In June 2017, S&P Global Ratings raised its long-term corporate credit rating on both CNH Industrial N.V. and CNH Industrial Capital LLC from “BB+” to “BBB-” with stable outlook. The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The issue-level ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC were also raised to “BBB-”.

Semi–Annual Report on Operations	21

RISKS AND UNCERTAINTIES

The Company believes that the risks and uncertainties identified for the second half of 2017 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed that the Company presented in its Annual Report at December 31, 2016 prepared in accordance with EU-IFRS as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2016 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 2, 2017. Those risks and uncertainties should be read in conjunction with this 2017 Semi-Annual Report, including its notes and disclosures.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

2017 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

During the first half of 2017, market conditions across our major segments have been better than originally expected, despite continued inventory destocking efforts in high horsepower tractors in NAFTA row crop, weakened demand in hay & forage product lines, and persisting end-market weakness in France. Therefore, the Company is leading its 2017 guidance for sales and EPS to the upper end of the range while keeping the net industrial debt guidance unchanged as follows:

•	Net sales of Industrial Activities of approximately $24 billion;

•	Adjusted diluted EPS(1) of approximately $0.41;

•	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

(1)	Outlook is not provided on diluted EPS under U.S.GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Semi–Annual Report on Operations	22

SEMI-ANNUAL CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

At June 30, 2017

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	23

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2017	2016	2017	2016
Net revenues	(1)	7,094	6,886	12,923	12,361
Cost of sales	(2)	5,778	5,606	10,636	10,142
Selling, general and administrative costs	(3)	558	559	1,074	1,073
Research and development costs	(4)	255	245	495	470
Other income/(expenses)	(5)	(17)	(22)	(40)	(38)
TRADING PROFIT/(LOSS)		486	454	678	638
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	10	10	23	25
Other unusual income/(expenses)	(8)	—	(50)	8	(554)
OPERATING PROFIT/(LOSS)		476	394	663	59
Financial income/(expenses)	(9)	(151)	(149)	(292)	(305)
Result from investments:	(10)	29	(17)	48	(19)
Share of the profit/(loss) of investees accounted for using the equity method		29	(17)	48	(19)
Other income/(expenses) from investments		—	—	—	—
PROFIT/(LOSS) BEFORE TAXES		354	228	419	(265)
Income tax (expense)	(11)	(120)	(105)	(162)	(142)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		234	123	257	(407)
PROFIT/(LOSS) FOR THE PERIOD		234	123	257	(407)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		229	119	249	(410)
Non-controlling interests		5	4	8	3

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.17	0.09	0.18	(0.30)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.17	0.09	0.18	(0.30)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	24

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2017	2016	2017	2016
PROFIT/(LOSS) FOR THE PERIOD (A)		234	123	257	(407)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(22)	(1)	—	(1)	1
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(22)	—	(1)	—	(2)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(1)	(1)	(1)	(1)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(22)	76	(39)	58	(28)
Gains/(losses) on the remeasurement of available-for-sale financial assets	(22)	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(22)	(178)	113	(113)	221
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(22)	27	(6)	36	7
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(22)	(11)	7	(8)	6
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(86)	75	(27)	206
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(87)	74	(28)	205

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		147	197	229	(202)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		144	194	223	(208)
Non-controlling interests		3	3	6	6

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	25

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	(Unaudited) At June 30, 2017	At December 31, 2016
ASSETS
Intangible assets	(13)	5,578	5,504
Property, plant and equipment	(14)	6,636	6,278
Investments and other financial assets:	(15)	597	554
Investments accounted for using the equity method		553	505
Other investments and financial assets		44	49
Leased assets	(16)	1,928	1,907
Defined benefit plan assets		5	5
Deferred tax assets		994	959

Total Non-current assets		15,738	15,207

Inventories	(17)	7,127	5,732
Trade receivables	(18)	656	623
Receivables from financing activities	(18)	18,939	18,662
Current tax receivables	(18)	258	430
Other current assets	(18)	1,474	1,209
Current financial assets:		88	95
Current securities		—	—
Other financial assets	(19)	88	95
Cash and cash equivalents	(20)	5,291	5,854

Total Current assets		33,833	32,605

Assets held for sale	(21)	27	22

TOTAL ASSETS		49,598	47,834

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	26

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	(Unaudited) At June 30, 2017	At December 31, 2016
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,699	6,623
Non-controlling interests		12	11

Total Equity	(22)	6,711	6,634

Provisions:		5,972	5,687
Employee benefits	(23)	2,522	2,532
Other provisions	(23)	3,450	3,155
Debt:	(24)	25,586	25,434
Asset-backed financing	(24)	11,462	11,784
Other debt	(24)	14,124	13,650
Other financial liabilities	(19)	94	249
Trade payables	(25)	6,129	5,185
Current tax payables		90	229
Deferred tax liabilities		162	188
Other current liabilities	(26)	4,854	4,228
Liabilities held for sale		—	—

Total Liabilities		42,887	41,200

TOTAL EQUITY AND LIABILITIES		49,598	47,834

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	27

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

($ million)	Note	Six months ended June 30, 2017	Six months ended June 30, 2016
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	5,854	6,311
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		257	(407)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		585	599
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		—	1
Loss on repurchase/early redemption of Notes		17	—
Other non-cash items		(4)	102
Dividends received		35	57
Change in provisions		(13)	459
Change in deferred income taxes		(77)	32
Change in items due to buy-back commitments	(a)	21	84
Change in operating lease items	(b)	10	(49)
Change in working capital		(415)	(559)
TOTAL		416	319
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(335)	(363)
Consolidated subsidiaries and other equity investments		(4)	5
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		2	8
Net change in receivables from financing activities		176	399
Change in current securities		—	16
Other changes		(105)	(144)
TOTAL		(266)	(79)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		1,141	1,058
Repayment of bonds		(1,153)	(263)
Issuance of other medium-term borrowings (net of repayment)		(24)	(335)
Net change in other financial payables and other financial assets/liabilities		(734)	(1,076)
Capital increase		11	—
Dividends paid		(165)	(204)
Purchase of treasury shares		(16)	(14)
Purchase of ownership interests in subsidiaries		—	(44)
TOTAL		(940)	(878)
Translation exchange differences		227	143
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(563)	(495)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	5,291	5,816

(a)	Cash generated from the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sales of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle
(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	28

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Unaudited)

	Attributable to owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2015	25	—	3,227	5,486	18	(1,077)	—	(392)	(117)	47	7,217

Changes in equity for the six months ended June 30, 2016
Capital increase	—	—	8	—	—	—	—	—	—	—	8
Dividends distributed	—	—	—	(201)	—	—	—	—	—	(3)	(204)
Acquisition of treasury stock		(9)	—	—	—	—	—	—	—	—	(9)
Share-based compensation	—	—	14	—	—	—	—	—	—	—	14
Total comprehensive income/(loss) for the period	—	—	—	(410)	(22)	218	—	(1)	7	6	(202)
Other changes	—	—	—	4	—	—	—	—	—	(32)	(28)
AT JUNE 30, 2016	25	(9)	3,249	4,879	(4)	(859)	—	(393)	(110)	18	6,796

	Attributable to owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2016	25	(9)	3,237	4,912	(66)	(806)	—	(511)	(159)	11	6,634

Changes in equity for the six months ended June 30, 2017
Capital increase	—	—	11	—	—	—	—	—	—	—	11
Dividends distributed	—	—	—	(161)	—	—	—	—	—	(4)	(165)
Acquisition of treasury stock	—	(16)	—	—	—	—	—	—	—	—	(16)
Common shares issued from treasury stock for share-based compensation	—	25	—	—	—	—	—	—	—	—	25
Share-based compensation	—	—	5	—	—	—	—	—	—	—	5
Total comprehensive income/(loss) for the period	—	—	—	249	50	(111)	—	(1)	36	6	229
Other changes	—	—	(11)	—	—	—	—	—	—	(1)	(12)
AT JUNE 30, 2017	25	—	3,242	5,000	(16)	(917)	—	(512)	(123)	12	6,711

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	29

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Semi-Annual Report at June 30, 2017, together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on August 4, 2017 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Semi-Annual Report has been prepared in accordance with IAS 34 – Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2016, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2016” or the “2016 EU Annual Report”).

This Semi-Annual Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2016. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2016 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	30

Certain financial information in these Semi-annual condensed consolidated financial statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA – United States, Canada and Mexico;

•	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM – Central and South America, and the Caribbean Islands; and

•	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Semi-Annual Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2016.

The Semi-Annual Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

•	Restructuring costs are defined as costs associated with employee termination benefits, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and income or expenses and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	31

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary, except for those cases in which the Group had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. At June 30, 2017 and 2016, the net monetary assets were re-measured at the DICOM rate of 2,636.70 and 625.23 bolivars per U.S. dollar, respectively, resulting in a pre- and after-tax charge of $3 million and $4 million in the line item Financial income/(expenses) for the three and six months ended June 30, 2017, respectively and $7 million and $11 million for the three and six months ended June 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and six months ended June 30, 2017 and 2016 were negligible as a percentage of both CNH Industrial’s net revenues and trading profit.

As of June 30, 2017, CNH Industrial continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $48 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three and six months ended June 30, 2017 and 2016, CNH Industrial recorded a charge of $6 million and $10 million, respectively, and $2 million and $12 million, respectively, following the re-measurement of such net monetary assets.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

•	On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity. CNH Industrial is still evaluating the overall effect of the adoption of this standard. Based upon the implementation efforts to date, CNH Industrial has not identified any matters that it currently believes would result in a material effect on its consolidated net profit/(loss), net equity or cash flows. CNH Industrial expects to make additional disclosures related to the revenues arising from contracts with customers as required by the new standard. CNH Industrial currently plans to adopt the new standard effective January 1, 2018 using the retrospective approach. The European Union has completed its endorsement process for this standard.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	32

•	On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 will replace IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and should be applied retrospectively, subject to certain exemptions and exceptions. Restatement of prior periods is not required.

Classification and measurement of financial instruments

The classification and measurement of financial assets will depend on the entity’s business model and their contractual cash flow characteristics. Such factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”). The classification and measurement of financial liabilities is essentially unchanged.

Impairment of financial assets

IFRS 9 introduces a new impairment model based on expected credit losses (“ECL”), rather than incurred loss as per IAS 39. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. At initial recognition, allowance is required for ECL resulting from default events that are possible within twelve months after the reporting date. In case of a significant increase in credit risk, allowance is required for ECL resulting from all possible default events over the expected life of the financial instrument. Additional disclosures about significant estimates and credit quality are also required.

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The standard does not explicitly address macro fair value hedge accounting, that is part of a separate project. The application of the hedge accounting requirements in IFRS 9 is optional. When an entity first applies IFRS 9, it may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of IAS 39.

CNH Industrial plans to adopt the new standard effective January 1, 2018. CNH Industrial is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. However, CNH Industrial anticipates that the impact of the adoption of the new “Classification and measurement of financial instruments” guidance on its net profit/(loss), financial position and cash flows is not expected to be material.

The European Union has completed its endorsement process for this standard.

•	On January 13, 2016, the IASB issued the accounting standard IFRS 16 – Leases, replacing IAS 17 - Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16; accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective January 1, 2019. Early application is permitted for companies that also apply IFRS 15 – Revenue from Contracts with Customers. CNH Industrial is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The European Union has not yet completed its endorsement process for this standard.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2016, for a detailed description of other new standards not yet effective and not adopted as of June 30, 2017. Furthermore, on June 7, 2017, the IASB issued IFRIC 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019, and has not yet been endorsed by the European Union.

SCOPE OF CONSOLIDATION

In February 2017, CNH Industrial completed the acquisition of the grass and soil implement business of Kongskilde Industries, the impact of which was not material to the June 30, 2017 financial statements.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	33

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Industrial Activities:
Agricultural Equipment	2,891	2,807	5,232	4,930
Construction Equipment	673	596	1,193	1,131
Commercial Vehicles	2,622	2,634	4,746	4,718
Powertrain	531	469	981	857
Total Industrial Activities	6,717	6,506	12,152	11,636
Financial Services	377	380	771	725

Total Net revenues	7,094	6,886	12,923	12,361

2.	Cost of sales

The following summarizes the main components of Cost of sales:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Interest cost and other financial charges from Financial Services	111	138	233	259
Other costs of sales	5,667	5,468	10,403	9,883

Total Cost of sales	5,778	5,606	10,636	10,142

3.	Selling, general and administrative costs

Selling, general and administrative costs amounted to $558 million and $1,074 million in the three and six months ended June 30, 2017, respectively, compared to $559 million and $1,073 million recorded in the comparable periods in 2016.

4.	Research and development costs

In the three months ended June 30, 2017, research and development costs of $255 million ($245 million in the comparable period of 2016) comprise all the research and development costs not recognized as assets in the period amounting to $137 million ($120 million in the three months ended June 30, 2016) and the amortization of capitalized development costs of $118 million ($125 million in the comparable period of 2016). During the period, the Group incurred new expenditure for capitalized development costs of $96 million ($111 million in the three months ended June 30, 2016).

In the six months ended June 30, 2017, research and development costs of $495 million ($470 million in the comparable period of 2016) included all the research and development costs not recognized as assets in the period amounting to $261 million ($225 million in the six months ended June 30, 2016) and the amortization of capitalized development costs of $234 million ($245 million in the comparable period of 2016). During the period, the Group incurred new expenditure for capitalized development costs of $170 million ($191 million in the six months ended June 30, 2016). Research and development costs in both periods were primarily attributable to continued investment in new products.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	34

5.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $17 million and $40 in the three and six months ended June 30, 2017, respectively (expenses of $22 million and $38 million in the three and six months ended June 30, 2016, respectively).

6.	Gains/(losses) on the disposal of investments

CNH Industrial did not incur any Gains/(losses) on the disposal of investments in the three and six months ended June 30, 2017 and 2016.

7.	Restructuring costs

CNH Industrial incurred restructuring costs of $10 million and $23 million during the three and six months ended June 30, 2017, respectively. CNH Industrial incurred restructuring costs of $10 million and $25 million during the three and six months ended June 30, 2016, respectively. The costs during the three and six months ended June 30, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014.

8.	Other unusual income/(expenses)

Other unusual income were zero and $8 million in the three and six months ended June 30, 2017, respectively, compared to Other unusual expenses of $50 million and $554 million in the three and six months ended June 30, 2016, respectively, which included the non-recurring charge of $49 million and $551 million related to the European Commission investigation. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and six months ended June 30, 2017 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $182 million and $369 million in the three and six months ended June 30, 2017, respectively ($199 million and $389 million in the comparable periods of 2016, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $111 million and $233 million in the three and six months ended June 30, 2017, respectively ($138 million and $259 million in the comparable periods of 2016, respectively).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	35

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Financial income:
Interest earned and other financial income	19	19	40	37
Interest income from customers and other financial income of Financial Services	182	199	369	389

Total financial income	201	218	409	426

of which:
Financial income, excluding Financial Services (a)	19	19	40	37

Interest and other financial expenses:
Interest cost and other financial expenses	229	225	445	458
Write-downs of financial assets	15	33	39	62
Interest costs on employee benefits	12	14	24	28

Total interest and other financial expenses	256	272	508	548

Net (income)/expenses from derivative financial instruments and exchange differences	25	34	57	53

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	281	306	565	601

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	170	168	332	342

Net financial income/(expenses) excluding Financial Services (a) - (b)	(151)	(149)	(292)	(305)

In the three and six months ended June 30, 2017, net financial expenses includes a non-recurring charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.

10.	Result from investments

This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision.

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the three months ended June 30, 2017 is a profit amounting to $29 million (a loss of $17 million in the comparable period of 2016) of which: entities of Agricultural Equipment totaling $19 million ($21 million in the comparable period of 2016), entities of Commercial Vehicles totaling $3 million (a loss of $-45 million in the comparable period of 2016, mainly including the one-time $42 million negative impact incurred by the Chinese joint venture Naveco Ltd. due to its exit from a line of business), and entities of Financial Services totaling $7 million ($7 million in the comparable period of 2016).

CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the six months ended June 30, 2017 is a profit amounting to $48 million (a loss of $19 million in the comparable period of 2016) of which: entities of Agricultural Equipment totaling $31 million ($23 million in the comparable period of 2016), entities of Commercial Vehicles totaling $4 million (a loss of $-55 million in the comparable period of 2016), and entities of Financial Services totaling $13 million ($13 million in the comparable period of 2016).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	36

11.	Income taxes

Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Current taxes	(173)	(163)	(248)	(98)
Deferred taxes	51	63	85	(41)
Taxes relating to prior periods	2	(5)	1	(3)

Total Income tax (expense)	(120)	(105)	(162)	(142)

The effective tax rate for the second quarter ended June 30, 2017 and 2016 was 33.9% and 46.1%, respectively. The effective tax rate for the six months ended June 30, 2017 and 2016 was 38.7% and -53.6%, respectively. The effective tax rate for the six months ended June 30, 2017 was mainly impacted by unbenefited losses in certain jurisdictions. The effective tax rate for the three and six months ended June 30, 2016 was mainly impacted by the non-tax deductible charges of $49 million and $551 million, respectively, related to the European Commission settlement, as well as by unbenefited losses in certain jurisdictions. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

12.	Earnings per share

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 22 “Equity”.

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended June 30,		Six months ended June 30,
		2017	2016	2017	2016
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	229	119	249	(410)
Weighted average common shares outstanding – basic	million	1,364	1,362	1,363	1,362
Basic earnings/(loss) per common share	$	0.17	0.09	0.18	(0.30)
Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	229	119	249	(410)
Weighted average common shares outstanding– basic	million	1,364	1,362	1,363	1,362
Effect of dilutive securities (when dilutive):
Stock compensation plans (a)	million	3	2	3	—
Weighted average common shares outstanding– diluted	million	1,367	1,364	1,366	1,362
Diluted earnings/(loss) per common share	$	0.17	0.09	0.18	(0.30)

(a)	For the three and six months ended June 30, 2017, no stock options were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and six months ended June 30, 2016, 7.4 million stock options were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the six months ended June 30, 2016, an additional 1.4 million dilutive potential shares were excluded from the computation of diluted earnings per share due to the CNH Industrial’s net loss position.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	37

13.	Intangible assets

Changes in the carrying amount of Intangible assets for the six months ended June 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at June 30, 2017
Goodwill	2,459	—	—	15	2,474
Development costs	2,374	170	(234)	130	2,440
Other	671	25	(53)	21	664

Total Intangible assets	5,504	195	(287)	166	5,578

Goodwill is allocated to the segments as follows: Agricultural Equipment for $1,695 million, Construction Equipment for $583 million, Commercial Vehicles for $61 million, Powertrain for $5 million and Financial Services for $130 million.

14.	Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2017
Property, plant and equipment	4,039	140	(298)	190	31	4,102
Assets sold with a buy-back commitment	2,239	480	(148)	191	(228)	2,534

Total Property plant and equipment	6,278	620	(446)	381	(197)	6,636

15.	Investments and other financial assets

Investments and other financial assets at June 30, 2017 and December 31, 2016 consisted of the following:

($ million)	At June 30, 2017	At December 31, 2016
Investments	561	513
Non-current financial receivables	35	40
Other securities	1	1

Total Investments and other financial assets	597	554

Changes in Investments were as follows:

($ million)	At December 31, 2016	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At June 30, 2017
Investments	513	48	—	—	561

Investments amounted to $561 million at June 30, 2017 ($513 million at December 31, 2016) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $188 million ($179 million at December 31, 2016), Turk Traktor ve Ziraat Makineleri A.S. $62 million ($73 million at December 31, 2016) and CNH Industrial Capital Europe S.a.S. $164 million ($130 million at December 31, 2016).

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	38

16.	Leased assets

Changes in the carrying amount of Leased assets for the six months ended June 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at June 30, 2017
Leased assets	1,907	369	(131)	18	(235)	1,928

17.	Inventories

At June 30, 2017 and December 31, 2016, Inventories consisted of the following:

($ million)	At June 30, 2017	At December 31, 2016
Raw materials	1,369	1,185
Work-in-progress	738	756
Finished goods	5,020	3,791

Total Inventories	7,127	5,732

At June 30, 2017, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $354 million ($329 million at December 31, 2016).

18.	Current receivables and Other current assets

A summary of Current receivables and Other current assets as of June 30, 2017 and December 31, 2016 is as follows:

($ million)	At June 30, 2017	At December 31, 2016
Trade receivables	656	623
Receivables from financing activities	18,939	18,662
Current tax receivables	258	430
Other current assets:
Other current receivables	1,340	1,081
Accrued income and prepaid expenses	134	128
Total Other current assets	1,474	1,209

Total Current receivables and Other current assets	21,327	20,924

Receivables from financing activities

A summary of Receivables from financing activities as of June 30, 2017 and December 31, 2016 is as follows:

($ million)	At June 30, 2017	At December 31, 2016
Retail:
Retail financing	9,241	9,566
Finance leases	376	383
Total Retail	9,617	9,949
Wholesale:
Dealer financing	9,257	8,583
Total Wholesale	9,257	8,583
Other	65	130

Total Receivables from financing activities	18,939	18,662

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	39

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of June 30, 2017 and December 31, 2016 is as follows:

	At June 30, 2017
($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	29	10	—	39	6,854	6,893	17	6,910
EMEA	4	1	4	9	322	331	—	331
LATAM	67	—	—	67	1,617	1,684	58	1,742
APAC	2	1	—	3	631	634	—	634

Total Retail	102	12	4	118	9,424	9,542	75	9,617

Wholesale
NAFTA	—	—	—	—	3,551	3,551	32	3,583
EMEA	18	3	—	21	4,592	4,613	12	4,625
LATAM	—	—	—	—	555	555	—	555
APAC	1	—	1	2	492	494	—	494

Total Wholesale	19	3	1	23	9,190	9,213	44	9,257

	At December 31, 2016
($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	27	—	—	27	7,172	7,199	32	7,231
EMEA	—	—	—	—	348	348	—	348
LATAM	14	—	—	14	1,662	1,676	73	1,749
APAC	1	—	—	1	620	621	—	621

Total Retail	42	—	—	42	9,802	9,844	105	9,949

Wholesale
NAFTA	—	—	—	—	3,591	3,591	39	3,630
EMEA	29	2	—	31	3,847	3,878	23	3,901
LATAM	—	—	—	—	594	594	2	596
APAC	2	—	6	8	448	456	—	456

Total Wholesale	31	2	6	39	8,480	8,519	64	8,583

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	40

Allowance for credit losses activity for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three months ended June 30, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	371	209	—	580
Provision	16	1	—	17
Charge-offs, net of recoveries	(23)	(3)	—	(26)
Foreign currency translation and other	8	18	—	26

Ending balance	372	225	—	597

	Six months ended June 30, 2017
($ million)	Retail	Wholesale	Other	Total
Opening balance	374	200	—	574
Provision	29	7	—	36
Charge-offs, net of recoveries	(42)	(5)	—	(47)
Foreign currency translation and other	11	23	—	34
Ending balance	372	225	—	597

Ending balance: Individually evaluated for impairment	195	172	—	367

Ending balance: Collectively evaluated for impairment	177	53	—	230

Receivables:
Ending balance	9,617	9,257	65	18,939

Ending balance: Individually evaluated for impairment	358	496	—	854

Ending balance: Collectively evaluated for impairment	9,259	8,761	65	18,085

	Three months ended June 30, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	405	176	—	581
Provision	16	19	—	35
Charge-offs, net of recoveries	(20)	(4)	—	(24)
Foreign currency translation and other	3	(3)	—	—

Ending balance	404	188	—	592

	Six months ended June 30, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	394	158	—	552
Provision	28	30	—	58
Charge-offs, net of recoveries	(38)	(6)	—	(44)
Foreign currency translation and other	20	6	—	26

Ending balance	404	188	—	592

Ending balance: Individually evaluated for impairment	188	144	—	332

Ending balance: Collectively evaluated for impairment	216	44	—	260

Receivables:
Ending balance	10,128	8,930	58	19,116

Ending balance: Individually evaluated for impairment	365	578	—	943

Ending balance: Collectively evaluated for impairment	9,763	8,352	58	18,173

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	41

Allowance for credit losses activity for the year ended December 31, 2016 is as follows:

	Year ended December 31, 2016
($ million)	Retail	Wholesale	Other	Total
Opening balance	394	158	—	552
Provision	52	60	—	112
Charge-offs, net of recoveries	(82)	(14)	—	(96)
Foreign currency translation and other	10	(4)	—	6

Ending balance	374	200	—	574

Ending balance: Individually evaluated for impairment	179	149	—	328

Ending balance: Collectively evaluated for impairment	195	51	—	246

Receivables:
Ending balance	9,949	8,583	130	18,662

Ending balance: Individually evaluated for impairment	317	491	—	808

Ending balance: Collectively evaluated for impairment	9,632	8,092	130	17,854

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	At June 30, 2017				At December 31, 2016
($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
With no related allowance
Retail
NAFTA	—	—	—	—	—	—	—	—
EMEA	112	112	—	104	90	90	—	74
LATAM	—	—	—	—	—	—	—	—
APAC	—	—	—	—	—	—	—	—
Wholesale
NAFTA	—	—	—	—	—	—	—	—
EMEA	—	—	—	—	—	—	—	—
LATAM	—	—	—	—	—	—	—	—
APAC	—	—	—	—	—	—	—	—
With an allowance recorded
Retail
NAFTA	42	40	22	45	31	30	18	31
EMEA	164	164	153	173	171	171	143	195
LATAM	38	38	18	39	23	23	17	23
APAC	2	2	2	2	2	2	1	2
Wholesale
NAFTA	34	34	2	38	44	43	4	46
EMEA	435	435	153	420	420	420	131	378
LATAM	27	18	17	27	22	15	12	18
APAC	—	—	—	3	5	5	2	18

Total Retail	358	356	195	363	317	316	179	325

Total Wholesale	496	487	172	488	491	483	149	460

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	42

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At June 30, 2017 and December 31, 2016, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At June 30, 2017	At December 31, 2016
Restricted receivables:
Retail financing and finance lease receivables	6,962	7,140
Wholesale receivables	6,592	6,445

Total restricted receivables	13,554	13,585

CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2017 amounting to $504 million ($566 million at December 31, 2016, with due dates beyond that date), which refer to trade receivables and other receivables for $493 million ($551 million at December 31, 2016) and receivables from financing activities for $11 million ($15 million at December 31, 2016).

19.	Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(14) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	43

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.7 billion and $7.0 billion at June 30, 2017 and December 31, 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to changes in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and six months ended June 30, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2017 and 2016.

All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2017 and December 31, 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.1 billion and $4.3 billion at June 30, 2017 and December 31, 2016, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	44

The fair values of CNH Industrial’s derivatives as of June 30, 2017 and December 31, 2016 in the condensed consolidated statement of financial position are recorded as follows:

	At June 30, 2017		At December 31, 2016
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives Designated as Hedging Instruments
Fair value hedges:
Interest rate derivatives	1	(12)	11	(14)
Total Fair value hedges	1	(12)	11	(14)
Cash flow hedges:
Currency risks - Forward contracts and Currency swaps	41	(49)	47	(105)
Interest rate derivatives	4	(2)	4	(3)
Total Cash flow hedges	45	(51)	51	(108)

Total Derivatives Designated as Hedging Instruments	46	(63)	62	(122)

Derivatives Not Designated as Hedging Instruments
Foreign exchange contracts	38	(27)	31	(116)
Interest rate derivatives	4	(4)	2	(11)

Total Derivatives Not Designated as Hedging Instruments	42	(31)	33	(127)

Other financial assets/(liabilities)	88	(94)	95	(249)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the three and six months ended June 30, 2017 and 2016 are recorded in the following accounts of condensed consolidated income statement and condensed consolidated statement of comprehensive income:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Fair value Hedges
Interest rate derivatives – Financial income/(expenses)	(3)	(2)	(7)	2
Gains/(losses) on hedged items – Financial income/(expenses)	3	2	7	(2)
Cash Flow Hedges
Recognized in Other comprehensive income (effective portion):	65	(8)	29	17
Reclassified from other comprehensive income (effective portion):
Foreign exchange contracts – Net revenues	3	13	2	20
Foreign exchange contracts – Cost of sales	(20)	16	(34)	22
Foreign exchange contracts – Financial income/(expenses)	7	4	4	6
Interest rate derivatives – Cost of sales	—	(2)	(1)	(3)
Interest rate derivatives – Financial income/(expenses)	—	—	—	—
Not designated as hedges
Foreign exchange contracts – Financial income/(expenses)	71	(97)	24	(114)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	45

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2017, this item included $690 million ($837 million at December 31, 2016) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21.	Assets held for sale

Assets held for sale at June 30, 2017 and December 31, 2016 primarily included buildings.

22.	Equity

Share capital

As of June 30, 2017, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,132,129 common shares (1,364,122,455 common shares outstanding, net of 9,674 common shares held in treasury by the Company) and 474,474,276 special voting shares (396,237,285 special voting shares outstanding, net of 78,236,991 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Treasury shares

On June 5, 2017, the Company announced a renewal of the existing buy-back program to repurchase up to $300 million in common shares. The repurchase authority was renewed by the shareholders at the Annual General Meeting of Shareholders (“AGM”) held on April 14, 2017. The authorization is granted for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

As of June 30, 2017, the Company has repurchased 1,470,297 common shares on the Italian Stock Exchange (MTA) under the renewed buy-back program, for a purchase price of approximately $16.1 million. In June 2017 the amount of the common shares held in treasury by the Company decreased to 9,674 because 1,460,623 common shares were utilized to fulfill the obligations arising from the equity incentive plans of the Company currently in place. Depending on market and business conditions and other factors, the Company may suspend, discontinue or modify the buy-back program at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

During the six months ended June 30, 2017, the Company acquired approximately 16 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, and the transfer and allocation of special voting shares in accordance with the Special Voting Shares—Terms and Conditions. As of June 30, 2017, the Company held 78,236,991 special voting shares in treasury.

Capital reserves

At June 30, 2017 capital reserves amounting to $3,242 million ($3,237 million at December 31, 2016) mainly included the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,000 million at June 30, 2017 ($4,912 million at December 31, 2016) primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 14, 2017, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 2, 2017 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2017 for a total amount of $161 million (€150 million).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	46

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(1)	—	(1)	1

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	(1)	—	(1)	1

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	65	(8)	29	17
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	11	(31)	29	(45)
Gains/(losses) on cash flow hedging instruments	76	(39)	58	(28)
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	(178)	113	(113)	221
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(178)	113	(113)	221
Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	27	(6)	36	7
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	27	(6)	36	7

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(75)	68	(19)	200

Tax effect (C)	(11)	6	(8)	4

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(87)	74	(28)	205

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	47

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended June 30,						Six months ended June 30,
	2017			2016			2017			2016
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(1)	—	(1)	—	(1)	(1)	(1)	—	(1)	1	(2)	(1)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(1)	—	(1)	—	(1)	(1)	(1)	—	(1)	1	(2)	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	76	(11)	65	(39)	7	(32)	58	(8)	50	(28)	6	(22)
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(178)	—	(178)	113	—	113	(113)	—	(113)	221	—	221
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	27	—	27	(6)	—	(6)	36	—	36	7	—	7

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(75)	(11)	(86)	68	7	75	(19)	(8)	(27)	200	6	206

Total Other comprehensive income/(loss)	(76)	(11)	(87)	68	6	74	(19)	(8)	(28)	200	4	205

Share-based compensation

In the six months ended June 30, 2017 and 2016, there were no material grants of stock options or share units under the existing CNH Industrial share-based compensation plans.

CNH Industrial recognized total share-based compensation expense of $5 million and $11 million for the three and six months ended June 30, 2017, respectively ($11 million and $22 million for the comparable periods of 2016, respectively).

23.	Provisions

A summary of Provisions at June 30, 2017 and December 31, 2016 is as follows:

($ million)	At June 30, 2017		At December 31, 2016
Employee benefits		2,522		2,532
Other provisions:
Warranty and technical assistance provision	1,027		940
Restructuring provision	36		34
Investment provision	11		11
Other risks	2,376		2,170

Total Other provisions		3,450		3,155

Total Provisions		5,972		5,687

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks include provisions for contractual and commercial risks and disputes.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	48

Employee benefits

The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and six months ended June 30, 2017 and 2016:

	Pension plans		Healthcare plans		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
($ million)	2017	2016	2017	2016	2017	2016
Service cost:
Current service cost	6	6	2	2	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	6	6	2	2	2	2
Net interest expense	3	4	8	9	—	1
Other costs	3	2	—	—	—	—

Net benefit cost recognized to profit or loss	12	12	10	11	2	3

	Pension plans		Healthcare plans		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
($ million)	2017	2016	2017	2016	2017	2016
Service cost:
Current service cost	12	13	4	4	4	4
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	12	13	4	4	4	4
Net interest expense	6	8	16	19	1	2
Other costs	5	3	—	—	—	—

Net benefit cost recognized to profit or loss	23	24	20	23	5	6

24.	Debt

An analysis of debt by nature is as follows:

($ million)	At June 30, 2017		At December 31, 2016
Asset-backed financing		11,462		11,784
Other debt:
Bonds	9,046		8,777
Borrowings from banks	4,480		4,268
Payables represented by securities	401		377
Other	197		228

Total Other debt		14,124		13,650

Total Debt		25,586		25,434

Debt increased by $152 million over the period (decrease of $750 million, excluding exchange translation differences of $902 million), mainly due to net reduction in Asset-backed financing.

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million (equivalent to $80 million) of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.4065 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In May 2017, CNH Industrial Finance Europe S.A. issued €500 million (equivalent to $571 million) of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	49

The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017.

On June 15, 2017, S&P Global Ratings raised its long-term corporate credit rating on both CNH Industrial N.V. and CNH Industrial Capital LLC from “BB+” to “BBB-” with stable outlook. The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The issue-level ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC were also raised to “BBB-”.

Subsequent to the upgrade by S&P Global Ratings, the Euro Medium Term Notes will benefit from Eurosystem eligibility, and the financial covenant contained in the €1.75 billion Revolving Credit Facility that requires Industrial Activities to maintain EBITDA/Net interest ratio will no longer be applicable.

The following table shows the summary of the Group’s issued bonds outstanding at June 30, 2017:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	1,200	6.25%	March 9, 2018	1,369
CNH Industrial Finance Europe S.A.(1)	EUR	1,000	2.75%	March 18, 2019	1,141
CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	799
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	86
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23,2022	571
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	571
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	114
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	57

Total Euro Medium Term Notes					4,708

Other Bonds
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600

Total Other bonds					4,300

Hedging effect and amortized cost valuation					38

Total Bonds					9,046

(1)	Bond listed on the Irish Stock Exchange.
(2)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme, as well as the notes issued by CNH Industrial N.V. in August 2016, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.0 billion at June 30 2017 ($2.9 billion at December 31, 2016).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	50

Debt secured with mortgages and other liens on assets of the Group amounted to $105 million at June 30, 2017 ($96 million at December 31, 2016); this amount included $61 million ($54 million at December 31, 2016) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $6,129 million at June 30, 2017 increased by $944 million from the amount at December 31, 2016, as a result of the increased activity in the season.

26.	Other current liabilities

At June 30, 2017, Other current liabilities mainly included $2,781 million of amounts payable to customers relating to buy-back agreements ($2,429 million at December 31, 2016) and accrued expenses and deferred income of $502 million ($485 million at December 31, 2016).

27.	Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Semi-annual condensed consolidated financial statements.

Other litigation and investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, CNH Industrial has been named as defendant in private litigation commenced in Israel, Ireland, Germany, the Netherlands and the United Kingdom that remains at an early stage, and CNH Industrial expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $362 million and $291 million at June 30, 2017 and December 31, 2016, respectively.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	51

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2017, the outstanding liabilities amounted to approximately €199 million ($227 million). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

28.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

•	Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

•	Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•	Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

•	Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of and allocates resources to the operating segments using Operating profit of Industrial Activities calculated using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	52

Furthermore, the CODM reviews expenditures for long-lived assets. Other operating segment asset information is not readily available.

Operating profit under U.S. GAAP by reportable segment for the three and six months ended June 30, 2017 and 2016 is summarized as follows:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Agricultural Equipment	303	301	462	391
Construction Equipment	17	17	(5)	31
Commercial Vehicles	91	100	119	138
Powertrain	98	66	172	119
Eliminations and other	(28)	(31)	(48)	(48)

Total Industrial Activities	481	453	700	631

Financial Services	125	119	245	249
Eliminations and other	(83)	(84)	(165)	(160)

Total Operating profit under U.S. GAAP	523	488	780	720

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and six months ended June 30, 2017 and 2016 is provided below:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Operating profit under U.S. GAAP	523	488	780	720
Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Gains/(losses) on the disposal of investments under EU-IFRS	—	—	—	—
Other unusual income/(expenses) under EU-IFRS	—	(50)	8	(554)
Financial income/(expenses) under EU-IFRS	(151)	(149)	(292)	(305)
Result from investments under EU-IFRS	29	(17)	48	(19)
Development costs	(22)	(14)	(64)	(54)
Restructuring costs under EU-IFRS	(10)	(10)	(23)	(25)
Other adjustments	(15)	(20)	(38)	(28)

Total adjustments/reclassifications	(169)	(260)	(361)	(985)

Profit/(loss) before taxes under EU-IFRS	354	228	419	(265)

Net income prepared under U.S. GAAP for Financial Services for the three and six months ended June 30, 2017 and 2016 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Net income of Financial Services under U.S. GAAP (A)	87	87	174	174
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	247	129	296	(384)
Eliminations and other (C)	(87)	(87)	(174)	(174)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	247	129	296	(384)
Adjustments to conform with EU-IFRS (E)(*)	(13)	(6)	(39)	(23)
Income tax (expense) under EU-IFRS (F)	(120)	(105)	(162)	(142)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	354	228	419	(265)

(*)	Details about this item are provided in Note 32 “EU-IFRS to U.S. GAAP reconciliation”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	53

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item, for the three and six months ended June 30, 2017 and 2016 is provided in the following table.

Revenues

	Three months ended June 30,		Six months ended June 30,
($ million)	2017	2016	2017	2016
Agricultural Equipment	2,893	2,808	5,239	4,932
Construction Equipment	676	595	1,199	1,131
Commercial Vehicles	2,575	2,595	4,666	4,640
Powertrain	1,136	1,023	2,138	1,905
Eliminations and other	(625)	(571)	(1,203)	(1,082)
Net sales of Industrial Activities	6,655	6,450	12,039	11,526
Financial Services	400	399	796	787
Eliminations and other	(107)	(96)	(206)	(188)

Total Revenues under U.S. GAAP	6,948	6,753	12,629	12,125

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	146	133	294	236

Total Net Revenues under EU-IFRS	7,094	6,886	12,923	12,361

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 – Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at June 30, 2017 and at December 31, 2016:

		At June 30, 2017				At December 31, 2016
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	88	—	88	—	95	—	95

Total Assets		1	88	—	89	1	95	—	96

Other financial liabilities	(19)	—	(94)	—	(94)	—	(249)	—	(249)

Total Liabilities		—	(94)	—	(94)	—	(249)	—	(249)

In the six months ended June 30, 2017 and 2016, there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 19 “Other financial assets and Other financial liabilities”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	54

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2017 and at December 31, 2016 are as follows:

		At June 30, 2017
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	9,129	9,129	9,241
Dealer financing	(18)	—	—	9,255	9,255	9,257
Finance leases	(18)	—	—	380	380	376
Other receivables from financing activities	(18)	—	—	65	65	65

Total Receivables from financing activities		—	—	18,829	18,829	18,939

Asset-backed financing	(24)	—	11,315	—	11,315	11,462
Bonds	(24)	5,635	3,842	—	9,477	9,046
Borrowings from banks	(24)	—	4,331	—	4,331	4,480
Payables represented by securities	(24)	—	398	—	398	401
Other debt	(24)	—	197	—	197	197

Total Debt		5,635	20,083	—	25,718	25,586

		At December 31, 2016
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(18)	—	—	9,454	9,454	9,566
Dealer financing	(18)	—	—	8,581	8,581	8,583
Finance leases	(18)	—	—	389	389	383
Other receivables from financing activities	(18)	—	—	130	130	130

Total Receivables from financing activities		—	—	18,554	18,554	18,662

Asset-backed financing	(24)	—	11,586	—	11,586	11,784
Bonds	(24)	4,642	4,443	—	9,085	8,777
Borrowings from banks	(24)	—	4,100	—	4,100	4,268
Payables represented by securities	(24)	—	373	—	373	377
Other debt	(24)	—	228	—	228	228

Total Debt		4,642	20,730	—	25,372	25,434

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	55

30.	Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of June 30, 2017, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 41.69% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2017.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June30, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from FCA subsidiaries. Furthermore, other minor transactions could be put in place with FCA in the ordinary course of business.

These transactions with FCA are reflected in the Semi-annual condensed consolidated financial statements at June 30, 2017 as follows:

	Six months ended June 30,
($ million)	2017	2016
Net revenues	326	416
Cost of sales	226	242
Selling, general and administrative costs	72	74

($ million)	At June 30, 2017	At December 31, 2016
Trade receivables	9	11
Trade payables	119	105

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	56

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Semi-annual condensed consolidated financial statements at June 30, 2017 as follows:

	Six months ended June 30,
($ million)	2017	2016
Net revenues	406	305
Cost of sales	205	244

($ million)	At June 30, 2017	At December 31, 2016
Trade receivables	156	94
Trade payables	92	86

At June 30, 2017 and December 31, 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $258 million and $187 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2017 revenues from associates totaled $88 million ($59 million in the comparable period of 2016) and cost of sales from associates totaled $5 million (zero in comparable period of 2016). At June 30, 2017 receivables from associates amounted to $21 million ($19 million at December 31, 2016). Trade payables to associates amounted to $17 million at June 30, 2017 ($21 million at December 31, 2016).

Transactions with unconsolidated subsidiaries

In the six months ended June 30, 2017 and 2016, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In the six months ended June 30, 2017 and 2016, there were no material transactions with other related parties.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $6 million and $11 million in the six months ended June 30, 2017 and 2016, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the six months ended June 30, 2017 and 2016 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $8 million and $10 million, respectively. These amounts included the notional compensation cost for share-based payments.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	57

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Six months ended June 30, 2017		At December 31, 2016	Six months ended June 30, 2016
	Average	At June 30		Average	At June 30
Euro	0.923	0.876	0.949	0.896	0.901
Pound sterling	0.795	0.771	0.812	0.698	0.744
Swiss franc	0.994	0.958	1.019	0.982	0.979
Polish zloty	3.942	3.703	4.184	3.914	3.996
Brazilian real	3.179	3.295	3.254	3.701	3.233
Canadian dollar	1.335	1.296	1.346	1.330	1.296
Argentine peso	15.694	16.476	15.850	14.314	14.951
Turkish lira	3.637	3.517	3.517	2.920	2.888

32.	EU-IFRS to US GAAP reconciliation

This Semi-Annual Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended June 30,		Six months ended June 30,
($ million)	Note	2017	2016	2017	2016
Profit/(loss) in accordance with EU-IFRS		234	123	257	(407)
Adjustments to conform with U.S. GAAP:
Development costs	(a)	22	14	64	54
Other adjustments	(b)	(16)	(6)	(26)	(26)
Tax impact on adjustments	(c)	2	7	(8)	(3)
Deferred tax assets and tax contingencies recognition	(d)	5	(9)	9	(2)

Total adjustments		13	6	39	23

Net income (loss) in accordance with U.S. GAAP		247	129	296	(384)

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	58

Reconciliation of Total Equity

($ million)	Note	At June 30, 2017	At December 31, 2016
Total Equity in accordance with EU-IFRS		6,711	6,634

Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,440)	(2,374)
Other adjustments	(b)	136	121
Tax impact on adjustments	(c)	701	655
Deferred tax assets and tax contingencies recognition	(d)	(651)	(585)

Total adjustments		(2,254)	(2,183)

Total Equity in accordance with U.S. GAAP		4,457	4,451

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended June 30, 2017 and 2016, under EU-IFRS the Group capitalized $96 million and $111 million, respectively, of development costs and amortized $118 million and $125 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP. In the six months ended June 30, 2017 and 2016, under EU-IFRS the Group capitalized $170 million and $191 million, respectively, of development costs and amortized $234 million and $245 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP. No impairment charges and no result on disposal were recorded in the three and six months ended June 30, 2017 and 2016.

(b)	Other adjustments

It mainly includes the following items:

•	Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350—Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•	Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•	Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	59

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2016. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

33.	Subsequent events

CNH Industrial has evaluated subsequent events through August 4, 2017, which is the date the condensed consolidated financial statements were authorized for issuance. No significant events have occurred.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2017	60

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2017 Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 4, 2017

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

Mina Gerowin

Suzanne Heywood

Léo W. Houle

Peter Kalantzis

John Lanaway

Silke C. Scheiber

Guido Tabellini

Jacques Theurillat

Responsibility Statement	61